Mail Stop 4561

August 30, 2006

Jerry Keller
President, Secretary and Treasurer
Expedition Leasing, Inc.
23110 SR 54, #346
Lutz, Florida 33549

> **Re:** **Expedition Leasing, Inc.**
> **Amendment No. 1 to the Registration Statement on Form SB-2**
> **Filed on August 30, 2006**
> **File No. 333-135514**

Dear Mr. Keller:

      This is to advise you that a preliminary review of the above amended registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of your registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not contain comparable deficiencies. We have noted the following deficiencies, among other matters.

<u>FORM SB-2/A</u>

<u>General</u>

1.   Your financial statements must be updated pursuant to Item 310(g) of Regulation S-B.

<p align="center">*   *   *   *   *</p>

      You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

      We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

You may contact David Edgar at (202) 551-3459 or Kathleen Collins, Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 with any other questions. You may also contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc:	Via Facsimile (813) 223-9620
	John N. Giordano, Esq.
	Bush Ross, P.A.
	Telephone: (813) 224-9255